CALEDONIA EXTENDS 17,000,000 WARRANTS

Toronto, Ontario - July 31, 2007:  Caledonia Mining Corporation ("Caledonia") (TSX: CAL, NASDAQ-OTCBB: CALVF, AIM: CMCL) has extended the date for the exercise of 17,000,000 outstanding share purchase warrants from July 27, 2007 to September 28, 2007.  Each warrant is exercisable to buy one additional share of the Company for a price of $0.16 (Cdn.) per share.  The extension will not become effective until August 15, 2007.  The warrants are held by an arm’s-length holder.

For more information, please contact:

Stefan Hayden

Alex Buck/Nick Bias

Jonathan Wright

President & CEO, Caledonia Mining

Buck-bias

Seymour Pierce

Tel: +27 11 447 2499

Tel: +44 7932 740 452

Tel: +44 20 7107 8000

Further information regarding Caledonia’s exploration activities and operations along with its latest financials may be found at www.caledoniamining.com.